                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2000



Commission File No.  0-4829-03

A.  Nabi - Rockville Savings & Retirement Plan

B.  Nabi
    5800 Park of Commerce Blvd., NW
    Boca Raton, FL  33487
    (561) 989-5800

NABI - ROCKVILLE SAVINGS AND RETIREMENT PLAN


                                TABLE OF CONTENTS

Report of Independent Certified Public Accountants.........................3


Financial Statements

Statements of Net Assets Available for Benefits............................4

Statement of Changes in Net Assets Available for Benefits..................4

Notes to Financial Statements..............................................5

Signature  ................................................................8


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).............9


Index to Exhibits ........................................................10

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Participants and Administrator
of Nabi - Rockville Savings
and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Nabi - Rockville Savings and Retirement Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ ERNST & YOUNG LLP

Miami, Florida
June 22, 2001

NABI - ROCKVILLE SAVINGS AND RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                    December 31,
                                            ---------------------------
                                               2000              1999
                                            ----------       ----------
ASSETS

Investments, at fair value                  $4,034,084      $4,452,823
Receivables:
   Contribution from employer                   58,310          68,888
   Contribution from plan participants           9,713              --
                                            ----------      ----------
Net assets available for benefits           $4,102,107      $4,521,711
                                            ==========      ==========

SEE ACCOMPANYING NOTES.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2000

Additions:
   Investment results:
     Net depreciation in fair value of investments          $ (840,137)
     Interest and dividend income                              267,820
   Contributions:
     From employer                                              58,310
     From plan participants                                    490,185
                                                            ----------
Total additions                                                (23,822)

Deductions:
   Benefits paid to participants                               375,850
   Administrative expenses                                      19,932
                                                            ----------
Total deductions                                               395,782
                                                            ----------
Net decrease                                                  (419,604)
Net assets available for benefits at beginning of year       4,521,711
                                                            ----------
Net assets available for benefits at end of year            $4,102,107
                                                            ==========



SEE ACCOMPANYING NOTES.

NABI - ROCKVILLE SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of Nabi-Rockville Savings and Retirement Plan (the
Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Copies of this document are available from the plan administrator.

GENERAL. The Plan is a defined contribution plan covering all persons who are employed at Nabi's Rockville location. The Plan was adopted effective January 1, 1991. All employees are eligible for participation in the Plan immediately after hire.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS. Each year, participants may contribute up to 15% of their pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans. Nabi's contributions are discretionary at the option of Nabi's Board of Directors. Nabi has contributed to the Plan an amount equal to 50 percent of each non-highly compensated employee (NHCE) contribution, up to a maximum amount equal to 2 percent of the NHCE participant's earnings.

INVESTMENT OPTIONS. Upon enrollment in the Plan, a participant may direct participant and employer contributions to any of the Plan's fund options. Participants may change their investment options on a daily basis.

PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contributions and allocations of (a) employer contributions and
(b) Plan investment results, and is charged with an allocation of administrative expenses. Allocations are based on participants' account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided by the participant's vested account balance. Forfeitures of non-vested employer contributions are used to offset future employer contributions.

VESTING. Participants are immediately 100% vested in their individual contributions to the Plan and earnings thereon. Employer contributions and earnings thereon are vested in accordance with the following schedule:

            Years of Service                                Percentage
            ----------------                                ----------

            Less than two years                                 -
            Two years                                          25
            Three years                                        50
            Four years                                         75
            Five years                                        100

During the Plan year 2000, employer contributions in the amount of $9,650 were forfeited due to the termination of non-vested employees. This amount was applied to reduce future employer contributions.

PARTICIPANT LOANS. Participants may borrow from their fund accounts a minimum of $1,000 not to exceed the lesser of $50,000 or 50% of their vested account balances. Loan repayment periods are for a maximum of 5 years unless the loan is for the purchase of a primary residence, in which case a reasonable repayment period not to exceed 30 years is determined at the time of the loan. The loans are secured by 50% of the participant's vested account balance and bear a reasonable rate of interest based on the local prevailing rate on the date approved. Principal and interest are paid ratably through each payroll deduction.

PAYMENT OF BENEFITS. Upon death, disability, retirement, termination of service, or financial hardship, participants or their designated beneficiaries may receive a lump-sum amount equal to the vested amount of their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. The accompanying financial statements have been prepared on the accrual basis of accounting.

VALUATION OF INVESTMENTS. The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

ADMINISTRATIVE EXPENSES. Fees and expenses of the Plan for legal, accounting and other administrative services may be paid directly by Nabi or, at Nabi's discretion, in whole or in part out of Plan assets. Nabi has elected for the Plan to pay substantially all administrative fees incurred by the Plan during 2000.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2000 and December 31,1999 are as follows:


                                                                                 2000              1999
                                                                              ----------        ----------
        Smith Barney Corporate Trust Company:
          Gabelli Growth Fund                                                 $1,179,279        $1,352,687
          Janus Twenty Fund                                                      703,760           867,174
          Smith Barney Government Money Market Portfolio                         620,045           663,531
          Dreyfus Founders Discovery Fund                                        483,493                 *
          Scudder Growth & Income Fund                                           330,823           373,146
          Baron Asset Fund                                                             *           612,760


*  Investment not greater than 5%

4. PLAN TERMINATION

Although it has not expressed any intent to do so, Nabi has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 14, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets per the financial statements to the Form 5500 which Nabi expects to file by July 31, 2001:


                                                                                          December 31,
                                                                                              2000
                                                                                          ------------
         Net assets available for benefits per the financial statements                    $4,102,107
         Benefits approved but unpaid                                                         (14,239)
                                                                                           ----------
         Net assets available for benefits per the Form 5500                               $4,087,868
                                                                                           ==========


The following is a reconciliation of the benefits paid per the financial statements to the Form 5500:


                                                                                            Year Ended
                                                                                           December 31,
                                                                                               2000
                                                                                           ------------

         Benefits paid per the financial statements                                         $375,850
         Amounts allocated on Form 5500 to withdrawn
            participants at December 31, 2000                                                 14,239
                                                                                            --------
         Benefits paid per the Form 5500                                                    $390,089
                                                                                            ========


Amounts allocated to withdrawn participants are recorded on the Form 5500 as benefits paid including benefits that have been processed and approved for payment prior to year-end but not yet paid.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Nabi, as plan administrator, has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                      NABI - ROCKVILLE SAVINGS & RETIREMENT PLAN




Date:  June 29, 2001                  By: /s/ Mark L. Smith
                                          --------------------------------------
                                      Mark L. Smith
                                      Vice President, Finance and Chief
                                      Financial Officer

                   Nabi-Rockville Savings and Retirement Plan

                          EIN: 59-1212264 Plan No.: 002
                              Schedule H, Line 4i--
                    Schedule of Assets (Held at End of Year)

                                December 31, 2000


                                                                   (c)
                     (b)                          Description of Investment, Including                     (e)
        Identity of Issue, Borrower,                Maturity Date, Rate of Interest,                     Current
 (a)      Lessor, or Similar Party                 Collateral, Par, or Maturity Value                      Value
-------------------------------------------------------------------------------------------------------------------
  *  Smith Barney Corporate Trust       Gabelli Growth Fund                                              $1,179,279
                                        Janus Twenty Fund                                                   703,760
                                        Smith Barney Government Money Market Portfolio                      620,045
                                        Dreyfus Founders Discovery Fund                                     483,493
                                        Scudder Growth & Income Fund                                        330,823
                                        Lazard International Equity Portfolio                               185,985
                                        Skyline Special Equities Portfolio                                  140,778
                                        Strong Government Securities Fund                                   101,812
                                        Loomis Sayles Bond Fund                                              55,496
                                        Warburg Pincus Emerging Markets Fund                                 39,817
                                        Warburg Pincus Global Fixed-Income Fund                              28,486
                                        Pilgrim GNMA Income Fund                                              9,625
                                        Neuberger Berman Focus Trust                                            114
    *Nabi                               Common Stock                                                        73,530
     Participant Loans                  Interest rates between 9.25% - 10.00%                                81,041
                                                                                                         ----------
                                                                                                         $4,034,084
                                                                                                         ==========


*  Represents a party in interest

Note: Cost information has not been included in column (d) because all investments are participant-directed.

                               INDEX TO EXHIBITS

Exhibits
--------

23.1              Consent of Ernst & Young LLP